Exhibit (a)(5)(C)

Media Contacts:	Bill Price	Jeffrey J. Leebaw
	(732) 524-6623	(732) 524-3350
	(732) 668-3735 (m)	(732) 642-6608 (m)

Investor Contact:	Stan Panasewicz
(732) 524-2524
FOR IMMEDIATE RELEASE
Johnson & Johnson Begins Tender Offer to Acquire Omrix
New Brunswick, N.J. (Nov. 25, 2008) — Johnson & Johnson (NYSE: JNJ) is commencing today, through a new wholly-owned subsidiary, Binder Merger Sub, Inc., a cash tender offer to purchase all outstanding shares of common stock of Omrix Biopharmaceuticals, Inc. (NASDAQ: OMRI). Johnson & Johnson reported on November 24, 2008, its intent to acquire Omrix.
Upon the successful closing of the tender offer, stockholders of Omrix will receive $25.00 in cash for each share of Omrix common stock tendered in the offer, less any required withholding taxes. Following the purchase of shares in the tender offer, Omrix will operate as a stand-alone entity reporting through ETHICON, Inc, a Johnson & Johnson company.
Johnson & Johnson will file today with the Securities and Exchange Commission a tender offer statement on Schedule TO that provides the terms of the tender offer. Omrix will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of Omrix’s board of directors that Omrix stockholders accept the tender offer and tender their shares to Johnson & Johnson. As previously announced, Omrix’s board of directors has approved the transaction.
The tender offer will expire at 12:00 midnight on December 23, 2008, unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The tender offer is conditioned on the tender of a majority of the outstanding shares of Omrix’s common stock on a fully diluted basis. The closing is also conditioned on Israeli antitrust clearance and other customary closing conditions.
About Johnson & Johnson
Caring for the world, one person at a time...inspires and unites the people of Johnson & Johnson. We embrace research and science — bringing innovative ideas, products and services to advance the health and well-being of people. Our 119,400 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day, throughout the world.
(This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson’s expectations and projections. Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under Israeli antitrust laws and receipt of certain other regulatory approvals for the transaction, the tender of a majority of the outstanding shares of common stock of Omrix, and the possibility that the transaction will not be completed; general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. A further list and description of these risks, uncertainties and other factors can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended December 30, 2007. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com or on request from Johnson & Johnson. Johnson & Johnson does not undertake to update any forward-looking statements as a result of new information or future events or developments.)
Additional Information
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Omrix Biopharmaceuticals, Inc. Johnson & Johnson will file a tender offer statement with the SEC, and will mail an offer to purchase, forms of letter of transmittal and related documents to Omrix stockholders. Omrix will file with the SEC, and will mail to Omrix stockholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and stockholders of Omrix are urged to read them carefully when they become available.
These documents will be available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, New York, New York 10038 or by calling toll-free (888) 679-2897. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Johnson & Johnson at www.jnj.com, or Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attn: Corporate Secretary’s Office.
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